

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

February 5, 2010

<u>Via U.S. Mail</u>

Mark Gill
Chief Executive Officer
The Film Department Holdings, Inc.
8439 Sunset Boulevard, 2nd Floor
West Hollywood, CA 90069

> **Re: The Film Department Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 25, 2010**
> **File No. 333-163514**

Dear Mr. Gill:

    We have reviewed your responses to the comments in our letter dated December 30, 2009 and have the following additional comments.

<u>General</u>

1. We note your revision to the registration statement in response to our prior comment no. 3, but we also note that "greenlighting" is still not defined where it is first used on page16. Instead, the term is first defined on page 52. Please revise.

<u>Prospectus Summary, page 1</u>

2. Refer to the second sentence of the fourth paragraph of this section. Either revise to clarify that it is your belief that the 20 projects are "worthy" or register the guarantee with the next amendment.

3. Revise to update the status of <u>Earthbound</u>, mentioned in the fourth paragraph.

4. We note your response and submission of a news article in response to our prior comment no. 9. However, we also note that 2006-2010 is the time period in which the article suggests that revenues for U.S. major studios will accelerate. Also we note that the article suggests that "major" studio revenue was increasing. Please remove the statement in the summary if you are unable to provide support.

5. We suggest adding somewhere to the summary that you plan to produce approximately 20 films during the first five years, and add a risk factor clarifying that the failure of any one would likely have material adverse consequences to your results, if true.

Strategy, page 2

6. Either provide support for the statement that it is very difficult for independent film companies to secure U.S. pay television agreements, or delete.

7. Please delete the word "exceptional" in the last paragraph on page 2. See previous comment 2.

Risk Mitigation, page 3

8. We note your response to previous comment 17. Please either revise this section to clarify that you believe that your risk mitigation is not materially different from that of competing independent studios, including the ones which have recently gone out of business or had to substantially scaled back operations as you discuss on page 2.

Management's Discussion and Analysis
Net Revenue, page 31

9. You state that you believe you can enhance your business opportunities by creating the capacity to market and distribute both your films and those of third parties. However, based on the disclosure on page 2, it appears that you have recently hired The Weinstein Company (TWC) for this purpose. Please tell us whether your participation in these activities would present a conflict of interest with your business arrangement with TWC.

Liquidity and Capital Resources, page 35

10. In the first paragraph on page 36, you state that the aggregate principal outstanding on the Second Lien Notes as of September 30, 2009 was $41.9 million. However, your disclosure on page F-32 shows the amount to be $42.7 million. Please revise for consistency. In this regard, we suggest you revise the disclosure on page 36 to reflect the face amount (not the discounted amount) of the Notes.

Our Business, page 45

11. In the next amendment, please summarize the key terms of the agreement with The Weinstein Company as well as filing the agreement as an exhibit.

Greenlighting Productions, page 52

12. Within this discussion, you state that you expect your second film to return approximately $24.8 million in U.S. revenue, of which $7.6 million has been received as of January 5, 2010. You also state this film had a "net budget" of approximately $45 million (as compared to a "gross budget" of approximately $52 million). Thus, it appears that both instances may be referring to same $7.6 million amount for which you were able to sell the transferable tax credit granted by the State of Pennsylvania. Please clarify the source of both the offsetting amount to your film budget and the $7.6 million in revenue received as of January 5, 2010.

Financial Statements for the year ended December 31, 2008

Balance Sheet, page F-3

13. We note your accounts receivable are presented on a "net" basis. However, you have not disclosed your accounting policy for accounts receivable or presented your allowance for doubtful accounts in the notes to your financial statements. Pursuant to Regulation S-X, Rule 5-04, please revise your financial statements to include Schedule II within your document (or present the required information in the notes to your financial statements).

Note 2. Summary of Significant Accounting Policies
Development Costs, page F-10

14. In your description in Note 5, you explain that certain development costs related to abandoned projects were expensed through the statement of operations. However, in this note, and in your description on your statement of cash flows, you state that an allowance is recorded for projects that are abandoned, which implies an effect to your balance sheet. The term "abandoned" gives the implication that the project is permanently cancelled, and therefore it appears that expensing of these costs would be most appropriate. Please confirm that our understanding is correct, and revise for consistency and clarity.

Debt Issuance Costs, page F-10

15. In light of your subsequent debt repayment in November 2009, and the related write off of debt issuance costs, please revise your disclosure to provide a table separately detailing the amount of debt issuance costs attributable to each type of debt outstanding.

Note 5. Development costs, page F-12

16. We note your explanation of development costs in this note, with your presentation of development costs shown as a component of film costs in Note 6 on page F-13. It appears your accounting for development costs differs from that for film costs, as development costs are either reclassified into film costs or expensed through the statement of operations. Please revise to present a rollforward of development costs within this note, showing the beginning balance, additions, transfers, expensed amounts, and the ending balance.

17. As a related matter, we note you present development costs on a "net" basis on your balance sheet. Please revise your disclosure to detail the items which are netted against the balance sheet amount, or revise the caption on your balance sheet.

Note. 6. Film Costs, page F-13

18. Based on your balance sheet presentation, which shows separate captions for development costs and film costs, please remove development costs from your table summarizing film costs and present such amounts separately (as requested above).

Other

19. Please continue to consider the updating requirements for your financial statements and related consents in accordance with Article 8-08 of Regulation S-X and Item 601(b)(23) of Regulation S-K, respectively.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3528 or, in his absence, me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Christopher D. Johnson
       Joseph M. Crabb
       Squire, Sanders & Dempsey L.L.P.
       (602) 253-8129 (*facsimile*)